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                               June 4, 2020

       Yimeng Shi
       Chief Financial Officer
       uCloudlink Group Inc.
       Room 2118-2119, 21/F, One Pacific Centre
       414 Kwun Tong Road, Kwun Ton
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed June 2, 2020
                                                            File No. 333-237990

       Dear Mr. Shi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2020 letter.

       Amendment No. 2 to Form F-1

       Selected Consolidated Financial and Operating Data
       Selected Operating Data, page 91

   1. We note your disclosure of average daily active terminals and average daily usage per active terminal
includes both services provided by you and provided by your business partners. Please revise
the table to separately identify the data usage attributable to your recognized revenues and
costs from that data usage of your business partners. Similarly revise the disclosure
on page 16 and elsewhere in your filing, as applicable.
 Yimeng Shi
FirstName LastNameYimeng Shi
uCloudlink Group Inc.
Comapany NameuCloudlink Group Inc.
June 4, 2020
Page 2
June 4, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
92

2. We note your strategy to have product sales grow your service revenues. However, the percentage of your revenues from product sales has been increasing while the percentage of your revenues from services has been decreasing. Please explain the drivers behind this recent trend and whether you expect the relative percentages to continue to trend in their respective directions.
Key Factors Affecting Our Results of Operations, page 93

3. We note the disclosure provided on page 116 in response to comment 2. Please provide prominent forward looking disclosure, in quantified detail, of the significant charge that will be incurred upon the IPO and the continuing charges that will be incurred through the commencement date of option exercise.
Gross profit and margin, page 102

4. Please explain why your gross margin decreased in the three months ended March 31,
         2020. If it is a result of increasing sales of lower margin products, you should fully discuss this circumstance. Also, if you anticipate a trend of declining gross margins as a result of increasing product sales, you should clearly discuss this in your MD&A.
Results of Operations
Cost of Revenues, page 104

5. We note your cost of services decreased in the year ended December 31, 2019 despite revenues from services increasing during the same period. Please quantify in your discussion the impact of obtaining better prices for data procurement in 2019. Discuss if you anticipate additional cost savings in the future. In this regard, we note the global mobile data pricing trend disclosed on page 122. Also discuss, if significant, the impact on cost of services resulting from the changes in services provided during the period discussed on pages 103 - 104.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor at (202) 551-6711 or Larry Spirgel, Assistant Director, at
(202) 551-3815 with
any other questions.
 Yimeng Shi
uCloudlink Group Inc.
June 4, 2020
Page 3
                                     Sincerely,
FirstName LastNameYimeng Shi
                                     Division of Corporation Finance
Comapany NameuCloudlink Group Inc.
                                     Office of Technology
June 4, 2020 Page 3
cc:       Z. Julie Gao
FirstName LastName